UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Collaboration and Financing with Incyte Corporation

On December 21, 2016, Merus N.V. (the “Company”) announced entry into a Collaboration and License Agreement (the “Collaboration Agreement”) and a related Share Subscription Agreement (the “Subscription Agreement”), each between the Company and Incyte Corporation (“Incyte”). Closing under the Subscription Agreement (the “Closing”) was conditioned upon the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and effectiveness of the Collaboration Agreement was conditioned upon the Closing. The waiting period under the HSR Act expired on January 20, 2017. On January 23, 2017, pursuant to the Subscription Agreement, the Company issued and sold to Incyte 3,200,000 common shares, nominal value €0.09 per share, at a price per share of $25.00, for an aggregate purchase price of $80.0 million, and the Collaboration Agreement became effective. Pursuant to the Collaboration Agreement, Incyte has agreed to make an upfront non-refundable payment of $120.0 million to the Company.

Press Release

On January 23, 2017, the Company issued a press release regarding the Closing. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Report that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the upfront payment contemplated by the Collaboration Agreement.

These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, the risk that we do not receive the upfront payment contemplated by the Collaboration Agreement and the other important factors discussed under the caption “Risk Factors” in our final prospectus filed with the Securities and Exchange Commission, or SEC, on May 20, 2016 relating to our Registration Statement on Form F-1 and our other reports filed with the SEC. These risks could cause actual results to differ materially from those indicated by the forward-looking statements made in this Report. Any such forward-looking statements represent management’s estimates as of the date of this Report. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: January 25, 2017	By:	/s/ Ton Logtenberg
	Name:	Ton Logtenberg
	Title:	Chief Executive Officer

	By:	/s/ Shelley Margetson
	Name:	Shelley Margetson
	Title:	Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release of Merus N.V. and Incyte, dated January 23, 2017.